UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

Core Scientific, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

21874A106

(CUSIP Number)

January 23, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 Pages

CUSIP No. 21874A106

1.	Names of Reporting Persons

Ibex Investors LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Colorado, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	4,833,690
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	4,833,690
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,833,690

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

2.5%

12.	Type of Reporting Person (See Instructions)

OO

______________

The information above is given as of the end of business on February 1, 2024, the filing date of this Schedule 13G.

Page 2 of 13 Pages

CUSIP No. 21874A106

1.	Names of Reporting Persons

Justin B. Borus

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	4,882,796
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	4,882,796
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,882,796

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

2.6%

12.	Type of Reporting Person (See Instructions)

IN

______________

The information above is given as of the end of business on February 1, 2024, the filing date of this Schedule 13G.

Page 3 of 13 Pages

CUSIP No. 21874A106

1.	Names of Reporting Persons

Ibex Partners (Core) LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	4,813,877
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	4,813,877
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,813,877

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

2.5%

12.	Type of Reporting Person (See Instructions)

PN

______________

The information above is given as of the end of business on February 1, 2024, the filing date of this Schedule 13G.

Page 4 of 13 Pages

 CUSIP No. 21874A106

1.	Names of Reporting Persons

Ibex GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Colorado, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	4,813,877
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	4,813,877
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,813,877

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

2.5%

12.	Type of Reporting Person (See Instructions)

OO

______________

The information above is given as of the end of business on February 1, 2024, the filing date of this Schedule 13G

Page 5 of 13 Pages

 CUSIP No. 21874A106

1.	Names of Reporting Persons

Ibex Investment Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	4,833,690
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	4,833,690
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,833,690

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

2.5%

12.	Type of Reporting Person (See Instructions)

OO

______________

The information above is given as of the end of business on February 1, 2024, the filing date of this Schedule 13G.

Page 6 of 13 Pages

CUSIP No. 21874A106

1.	Names of Reporting Persons

Ibex Investment Holdings II LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	4,813,877
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	4,813,877
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,813,877

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

2.5%

12.	Type of Reporting Person (See Instructions)

OO

______________

The information above is given as of the end of business on February 1, 2024, the filing date of this Schedule 13G.

Page 7 of 13 Pages

EXPLANATORY NOTE

In connection with the effectiveness of the Issuer’s Chapter 11 Plan of Reorganization on January 23, 2024, the Fund received: (x) 6,571,239 shares of the Issuer’s new common stock, par value $0.00001 per share (the “Common Stock”); and (y) certain notes convertible into 4,813,877 shares of Common Stock.

On January 24, 2024, the Fund declared a distribution of, and its partners became the beneficial owners of, the aforementioned 6,571,239 shares of Common Stock, including 49,106 shares that became beneficially owned by Mr. Borus and 19,813 shares that became beneficially owned by the Investment Manager.

Item 1.

(a)	The name of the issuer is Core Scientific, Inc. (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 210 Barton Springs Road, Suite 300, Austin, TX 78704.

Item 2.

(a)

This Schedule 13G (this “Statement” or this “Schedule 13G”) is being filed by: (1) Justin B. Borus (“Mr. Borus”); (2) Ibex Investors LLC, a Colorado limited liability company (the “Investment Manager”); (3) Ibex Partners (Core) LP, a Delaware limited partnership (the “Fund”); (4) Ibex GP LLC, a Colorado limited liability company (the “General Partner”); (5) Ibex Investment Holdings LLC, a Delaware limited liability company (“IM Holdings”); and (6) Ibex Investment Holdings II LLC, a Delaware limited liability company (“GP Holdings”) (all of the foregoing, collectively, the “Reporting Persons”).

The Fund is a private investment vehicle. The Investment Manager is the investment manager of the Fund. IM Holdings is the sole member of the Investment Manager. The General Partner is the general partner of the Fund. GP Holdings is the sole member of the General Partner. Mr. Borus is the manager of the Investment Manager, IM Holdings, the General Partner and GP Holdings.

The Fund directly beneficially owns the Common Stock (as defined below) reported herein (other than 49,106 shares of Common Stock owned by Mr. Borus and 19,813 shares of Common Stock owned by the Investment Manager, in each case as of the date of filing of this Schedule 13G).

Mr. Borus, the Investment Manager, IM Holdings, the General Partner and GP Holdings may be deemed to beneficially own the Common Stock that is directly beneficially owned by the Fund. Mr. Borus and IM Holdings may be deemed to beneficially own the Common Stock that is directly beneficially owned by the Investment Manager.

Each Reporting Person disclaims beneficial ownership with respect to any Common Stock other than the Common Stock directly beneficially owned by such Reporting Person.

Page 8 of 13 Pages

(b)	The principal business office of the Reporting Persons is c/o Ibex Investors LLC, 260 N. Josephine Street, Suite 300, Denver, CO 80206.

(c)	For citizenship information see Item 4 of the cover page of each Reporting Person.

(d)	This Statement relates to the new common stock, $0.00001 par value per share, of the Issuer (the “Common Stock”).

(e)	The CUSIP Number of the Common Stock is 21874A106.

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________________

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Reporting Person, and Item 2, which information is given as of the end of business on February 1, 2024, being the date of filing of this Schedule 13G, and consists of: (x) 4,813,877 shares of Common Stock issuable upon the conversion of certain convertible notes owned by the Fund; (y) 49,106 shares of Common Stock owned by Mr. Borus; and (z) 19,813 shares of Common Stock owned by the Investment Manager.

Page 9 of 13 Pages

As of the end of business on the Event Date of January 23, 2024, the Fund directly beneficially owned 11,385,116 shares of Common Stock (consisting of 6,571,239 shares of Common Stock and 4,813,877 shares of Common Stock issuable upon the conversion of certain convertible notes), together representing 6.0% of all of the outstanding Common Stock.

The percentages of beneficial ownership contained herein are based on: (x) 184,998,580 shares of Common Stock outstanding as of January 23, 2024, as obtained by the Reporting Persons directly form the Issuer; and (y) 4,813,877 shares of Common Stock issuable upon the conversion of the convertible notes described above.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)	Not applicable.

(b)	Not applicable.

(c)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 10 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2024

Justin B. Borus

Ibex Investors LLC

Ibex Partners (Core) LP

Ibex GP LLC

Ibex Investment Holdings LLC

Ibex Investment Holdings II LLC

By:	/s/ Justin B. Borus
Justin B. Borus, for himself and as the Manager of each of the Investment Manager, IM Holdings, the General Partner (for itself and on behalf of the Fund) and GP Holdings

Page 11 of 13 Pages

EXHIBIT INDEX

Exhibit No. Document

1	Joint Filing Agreement

Page 12 of 13 Pages